

October 3, 2013

Via E-mail
Harold Van Wart, Ph.D.
President and Chief Executive Officer
CymaBay Therapeutics, Inc.
3876 Bay Center Place
Hayward, CA 94545

> **Re:** **CymaBay Therapeutics, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed September 18, 2013**
> **File No. 000-55021**

Dear Mr. Van Wart:

We have reviewed your response to our prior comment letter to you dated September 6, 2013 and have the following additional comments.

General

1.  We note that you have redacted certain portions of information in Exhibits 10.14 – 10.18 and a confidential treatment request for the redacted information is pending. Comments on the confidential treatment request will be sent under separate cover. Please note that comments on the confidential treatment request will need to be cleared before we may complete our review of the Form 10. Also, include notations in your Exhibits Index to describe the confidential treatment request for each related exhibit. Refer to Section II.D.5 of Staff Legal Bulletin No.1, available at http://www.sec.gov/interps/legal/slbcf1.txt. Lastly, your notation regarding the confidential treatment request on the first page of each exhibit should reference Rule 24b-2 of the Securities Exchange Act, instead of Rule 406 of the Securities Act.

Business, page 3

2.  We note your response to our prior comment 3. Please disclose what, if any, plans you have to raise additional funds in this section.

3.  We note your response to our prior comment 6. Please define metabolite, thiazide and ligand the first time they are used.

Collaborations and Licensing Agreements, page 22

4.  We note your response to our prior comment 11.  Please expand your disclosure concerning the license and development agreement with DiaTex to briefly describe the circumstances that would constitute a material breach by you under the agreement.  Please also expand your disclosure concerning the strategic alliance with Ortho-McNeil and the license and development agreements with Janssen to discuss the provisions under which you may default and lose ownership of your intellectual property.

Risk Factors, page 37

If we fail to obtain additional financing, we could be forced to delay, page 37

5.  We note your response to our prior comment 15.  Please disclose any plans to raise additional capital in this risk factor and describe the consequences to you if you are unable to raise such funding.

We have incurred significant losses since our inception, page 38

6.  Please update to disclose your accumulated deficit as of June 30, 2013.

Our product candidates may cause adverse effects or have properties, page 44

7.  Please remove the second sentence from the first paragraph as the disclosure mitigates the risks described.

Our future success depends on our ability to retain key executives, page 60

8.  We note your response to our prior comment 20.  Please expand this risk factor to disclose the circumstances involved when you lost your former Chief Medical Officer in 2012.

Security Ownership of Certain Beneficial Owners and Management, page 70

9.  We note your response to our prior comment 23.  Please identify the individual or individuals who have voting and dispositive power with respect to the common stock held by the Alta BioPharma entities (as opposed to who may be deemed to have such power), Biotech Turnaround Fund (BTF) B.V., The Bay City Capital entities (please clarify whether Messrs. Craves and Goldfischer have voting and dispositive power with respect to all of the shares), the Venrock Associates entities, the VantagePoint entities, The KBC Fund entities, Booth & Co., Charter Legacy LLC, WarnerLambert Co., AllianceBernstein Venture Fund I, L.P., The DGAM Funds and Pictet Funds – (LUX).

Outstanding Equity Awards at Fiscal Year-End Table, page 86

10. We note your response to our prior comment 26.  It appears that the footnotes disclosing the vesting dates are in the column showing options that have already vested.  Please revise or advise.

Market Price of and Dividends on the Registrant's Common Equity, page 92

Rule 701, page 92

11. We note your response to our prior comment 28.  Please revise this section to reflect preliminary note 4 to Rule 701 which states that Rule 701 is available only to the issuer of the securities and does not cover resales of securities by any person.

Exhibits

12. In Exhibit 10.21, please provide the conformed signature for Diana M. Petty.  Please also file Exhibits A and B to Dr. McWherter's employment letter agreement, Exhibits A – C to Dr. Urbanski's employment letter agreement and Exhibit B to Dr. Urbanski's resignation agreement.

You may contact Lyn Shenk at (202) 551-3380 or Dave Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.  Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
        Matthew Hemington, Esq.